Filed by: Sayona Mining Limited Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d - 2(b) and Rule 14a - 12 under the Securities Exchange Act of 1934 Subject Company: Piedmont Lithium Inc. Commission File Number: 001 - 38427 The following communication is being filed in connection with the proposed merger of Sayona Mining Limited and Piedmont Lithium Inc.

2025 Extraordinary General Meeting Thursday, 31 July 2025 ASX:SYA | OTCQB:SYAXF

1. Chair’s Welcome 2. MD/CEO Presentation 3. Questions on the Merger 4. Meeting Procedures 5. Resolutions, Proxies and Voting 6. Closing 2025 EGM Agenda 2

MD/CEO Presentation Lucas Dow

Scale, Optimisation and Growth

A stronger, streamlined lithium business positioned to grow through cycles

Building a ***leading lithium business*** with spodumene resources of ***global scale*** and a ***diversified growth portfolio***

Projected to be among the largest hard rock lithium producers in North America, enabling brownfield expansion at North American Lithium (**NAL**) not available on a standalone basis

Three DFS-stage developments in favourable locations

Material logistics, procurement and marketing ***merger synergies projected*** and ***ongoing cost savings*** planned to improve cost base and meet growing demand

Combined management team and new Board will have ***extensive experience***, enabling them to ***capitalise on growth opportunities***

Strengthened balance sheet to support growth pipeline and allow for flexibility and optionality

70.4Mt
COMBINED LITHIUM ORE RESERVE ESTIMATE @ 1.15% Li_2O[1]

153.5Mt
M&I MINERAL RESOURCE ESTIMATE @ 1.15% Li_2O[1]

593 ktpa
PRODUCTION CAPACITY[2]

5
PROJECT PORTFOLIO[3]
1 PRODUCING
4 DEVELOPING

Notes

1. Combined Sayona and Piedmont spodumene Ore Reserve Estimates and Mineral Resource Estimates (in the measured and indicated category, inclusive of reserves and exclusive of inferred resources) as reported and shown on a net attributable basis, full details of Sayona's and Piedmont Lithium's Ore Reserve Estimates and Mineral Resource Estimates are set out in Annexure 2 of Sayona's Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025
2. Attributable annual SC6 equivalent spodumene concentrate production capacity
3. Authier counted as development asset and not included in NAL

4

Overview of the Merger 01 Background • The Merger is planned to create a stronger and more streamlined lithium business that will have a diversified growth portfolio. • The Merger aims to generate annual synergie s of approximately US$15 million per annum 02 Consideration • Sayona ADS Consideration: Existing holders of Piedmon t Common Stock (Piedmont Common Stockholders) will receive 0.35133 American Depositary Shares (ADS), corresponding to 527 Sayona Shares² for each share of Piedmont Common Stock • Sayona Ordinary Consideration : Existing holders of Piedmont CDIs representing shares of Piedmont Common Stock (Piedmont CDI Holders) will receive 5.27 ³ Sayona Shares for each Piedmont CDI held 03 Implementation • If completed, the Merger will result in Sayona Shareholders and Piedmont Stockholders each accounting for an approximate 50%/50% equity holding in Sayona (on an undiluted basis and prior to the Conditional Placement) • Sayona will continue to be domiciled in Australia with an ASX listing , and will have a listing of American Depositary Shares (ADSs) on the Nasdaq 5 Notes 1. Please refer to pages 81 to 83 of Sayona’s Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025 f or a detailed overview of the Merger Agreement. 2. Or 3.5133 Sayona Shares if the Consolidation Resolution is approved and the consolidation occurs before the Merger 3. Or 0.035133 Sayona Shares if the Consolidation Resolution is approved and the consolidation occurs before the Merger 4. Or 14,375,000 Sayona Shares at AU$4.80 on a post - Share Consolidation Basis The Sayona Board recommends that Sayona Shareholders vote in favour of the Merger and other Resolutions 04 Conditional Placement • Proposed issue of 2,156,250,000 Sayona Shares at an issue price of $0.032 ⁴ to Resource Capital Fund VIII, L.P (RCF) to raise proceeds of approximately AU$69 million (before costs) • Funds raised will be applied to value accretive spend post - Merger Completion, such as preliminary studies for the NAL brownfield expansion and activities to progress the Moblan, Ewoyaa and Carolina Lithium Projects • Conditional on, among other things, Completion of the Merger

ELEVRA LITHIUM NEXT STEPS 6

• Detailed integration planning completed, implementation underway • NAL mineral resource estimate update • NAL expansion scoping study • Moblan mineral resource update • FY25 Full year results • FY25 Annual Report • Elevra strategy and project prioritisation • Share consolidation effective date of 1 September ‘25 with the consolidation process expected to complete by 11 September ‘25 Substantial Work Underway 7

Questions on the Merger?

• To ask a written question, select the “Q&A” icon • Select the topic your question relates to from the drop - down list • Type your question in the text box and press the “send” button • To ask a verbal question, follow the instructions below the broadcast window. How to ask a question 9

• Select the “Vote” icon at the top of the screen • To vote, select either “For”, “Against” or “Abstain” • You will see a vote confirmation • To change or cancel your vote, “click here to change your vote” at any time until the poll is closed How to vote 10

Resolution 1 – Merger Resolution Issue of the Sayona Shares to the Piedmont Stockholders Abstain / Excluded Against At Proxy Holders Discretion For N/A 36,341,530 1.92% 50,201,426 0.74% 19,416,933 97.34% 2,542,480,062 To consider and, if thought fit, pass the following as an ordinary resolution : “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of up to 12,056,194,283 Sayona Shares (or 80,374,629 if the Share Consolidation is effected prior to Completion) (in each case on a fully diluted basis), is approved on the terms and conditions set out in the Merger Agreement and in the Explanatory Memorandum.” A voting exclusion statement applies and is set out in the Explanatory Notes .

Resolution 2 - Conditional Placement Resolution Proposed issue of new shares in Sayona to RCF (Conditional Resolution) Abstain / Exclude Against At Proxy Holders Discretion For N/A 10,483,398 1.94% 51,066,464 0.74% 19,431,433 97.32% 2,567,458,656 To consider and, if thought fit, pass the following resolution as an ordinary resolution : “That, for the purposes of ASX Listing Rule 7.1 and for all other purposes, the issue of 2,156,250,000 Sayona Shares (14,375,000 Sayona Shares on a post - Share Consolidation basis) to RCF is approved, subject to the completion of the Merger, and in accordance with the terms and conditions set out in the Subscription Agreement and in the Explanatory Memorandum.” A voting exclusion statement applies and is set out in the Explanatory Notes .

Resolution 3 - Unconditional Placement Resolution Ratification of Unconditional Placement Shares Abstain / Exclude Against At Proxy Holders Discretion For N/A 458,268,386 6.27% 137,264,948 0.95% 20,637,734 92.78% 2,032,143,883 To consider and, if thought fit, pass the following resolution as an ordinary resolution : “That, for the purposes of ASX Listing Rule 7.4 and for all other purposes, the prior issue of 1,250,000,000 Sayona Shares under the Unconditional Placement announced on 19 November 2024, is ratified and approved, as summarised in the Explanatory Memorandum.” A voting exclusion statement applies and is set out in the Explanatory Notes .

Resolution 4 - Name Change Resolution Change in name to Elevra Lithium Limited (Conditional Resolution) Abstain / Exclude Against At Proxy Holders Discretion For N/A 18,302,237 1.64% 42,965,820 0.74% 19,356,983 97.62% 2,567,689,911 To consider and, if thought fit, pass the following resolution as a special resolution : “ That, with effect from the date that ASIC alters the details of Sayona’s registration in accordance with Sections 157 and 136(2) of the Corporations Act and for all other purposes, the name of Sayona be changed to Elevra Lithium Limited to take effect from the date ASIC alters the details of the Company’s registration, and to replace all references to “Sayona Mining Limited” in the Company’s Constitution with “ Elevra Lithium Limited”.”

Resolution 5 - Consolidation Resolution Consolidation of share capital Abstain / Exclude Against At Proxy Holders Discretion For N/A 7,702,400 4.68% 123,365,745 0.73% 19,352,010 94.59% 2,498,019,796 To consider and, if thought fit, pass the following resolution as an ordinary resolution : “That, for the purpose of Section 254H of the Corporations Act and for all other purposes, the Sayona Shares be consolidated through the conversion of every 150 Sayona Shares held by a Sayona Shareholder into 1 Sayona Share and, where this Consolidation results in a fraction of a Share being held, Sayona be authorised to round that fraction up to the nearest whole Share, with the Share Consolidation to take effect in accordance with the timetable set out in the Explanatory Memorandum, as amended by the Sayona Board (from time to time).”

Resolution 6 - Remuneration Resolution Increase in Non - Executive Director remuneration pool (Conditional Resolution) Abstain / Exclude Against At Proxy Holders Discretion For N/A 326,001,519 10.34% 240,239,995 0.83% 19,300,792 88.83% 2,062,897,645 To consider and, if thought fit, pass the following resolution as an ordinary resolution : “That, for the purposes of ASX Listing Rule 10.17 and clause 7.3(a) of the Constitution and for all other purposes, the aggregate amount of remuneration that may be paid to Sayona’s Non - Executive Directors be increased from AU$900,000 to AU$1,250,000 per annum.” A voting exclusion statement applies and is set out in the Explanatory Notes .

You must review the Notice of Meeting and Explanatory Memorandum in full This presentation summarises information provided in Sayona’s Notice of Meeting and Explanatory Memorandum lodged with the ASX on 20 June 2025 and available on Sayona’s website here (Notice of Meeting and Explanatory Memorandum). This summary of the information contained in the Notice of Meeting and Explanatory Memorandum is incomplete and you must read the information in the Notice of Meeting and Explanatory Memorandum itself in full. The notices and disclaimers contained in the “Important notices” section on pages 2 to 5 of the Notice of Meeting and Explanatory Memorandum apply equally in respect of this presentation, with special note to (but not limited to) the disclaimers in respect of financial information and forward - looking statements, mineral resources and ore reserves, production target disclosures and JORC code. Disclaimer No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions or conclusions contained in or derived from this presentation or any omission from this presentation or of any other written or oral information or opinions provided now or in the future to any person. To the maximum extent permitted by law, neither the Company nor any of its affiliates, related bodies corporate and their respective officers, directors, employees, advisors and agents, nor any other person, accepts any liability as to or in relation to the accuracy or completeness of the information, statements, opinions, or matters (express or implied) arising out of, contained in or derived from this presentation or any omission from this presentation or of any other written of oral information or opinions provided now or in the future to any person. No reliance This presentation is not a prospectus, disclosure document or offering document under Australian law or under the law of any other jurisdiction. It is for informational purposes only. This document does not constitute and should not be construed as, an offer to sell or a solicitation of an offer or invitation to subscribe for, buy, or sell securities in the Company and no reliance should be placed on it. Any material used in this presentation is only an overview and summary of the Notice of Meeting and Explanatory Memorandum. The presentation does not purport to contain all the information that a prospective investor may require in evaluating a possible investment in the Company, nor does it contain all the information which would be required in a disclosure document prepared in accordance with the requirements of the Corporations Act and should not be used in isolation as a basis to invest in the Company. Recipients of this presentation must make their own independent investigations, consideration and evaluation of the Company. The distribution of this presentation in other jurisdictions outside of Australia may also be restricted by law and any restrictions should be observed. To avoid doubt, this presentation is not for distribution or dissemination within the US and Canada. Any failure to comply with such restrictions may constitute a violation of applicable securities laws. Forward Looking Statements This presentation may contain certain forward - looking statements. Such statements are only predictions, based on certain assumptions and involve known and unknown risks, uncertainties and other factors, many of which are beyond Sayona Mining Limited’s control. Actual events or results may differ materially from the events or results expected or implied in any forward - looking statement. The inclusion of such statements should not be regarded as a representation, warranty or prediction with respect to the accuracy of the underlying assumptions or that any forward - looking statements will be or are likely to be fulfilled. Sayona Mining Limited undertakes no obligation to update any forward - looking statement or other statement to reflect events or circumstances after the date of this presentation (subject to securities exchange disclosure requirements). The information in this presentation does not take into account the objectives, financial situation or particular needs of any person. Nothing contained in this presentation constitutes investment, legal, tax or other advice. 17 Important Information and Disclaimer

Additional Information and Where to Find It In connection with the proposed transaction, Sayona Mining Limited (“ Sayona ”) has filed with the SEC a registration statement on Form F - 4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont Lithium Inc. (“Piedmont”) and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont are and will be (in the case of documents that may be filed) available free of charge on Piedmont’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461 - 8000. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in the Solicitation This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont’s directors and executive officers may be found in its 2024 Annual Report on Form 10 - K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial - reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available. 18 Important Information and Disclaimer

Connect with us. Sayona Mining Limited ACN 091 951 978 ASX:SYAOTCQB:SYAXF Level 28, 10 Eagle Street Brisbane, Queensland, 4000 Australia info@sayonamining.com.au sayonamining.com.au +61 (7) 3369 7058 @SayonaMining